Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands, except ratios)

	9 Months Ended	Year Ended December 30,
	9/30/2013	2012	2011	2010	2009
	($ in thousands)
Earnings Available Before Fixed Charges:
Pre-Tax Income (Loss)	$76,104	$95,018	$65,581	$34,612	$(46,040)
Add: Fixed Charges	37,809	30,455	14,106	3,215	1,268

Total Additive Items	113,913	125,473	79,687	37,827	(44,772)
Less: Capitalized Interest	(28,316)	(25,409)	(12,825)	(1,694)	—

Total Earnings Available For Fixed Charges	$85,597	$100,064	$66,862	$36,133	$(44,772)

Interest Expense	$380	$114	$42	$23	$51
Interest Capitalized	28,316	25,409	12,825	1,694	—
Amortization of Deferred Financing Fees	8,294	3,896	—	—	—
Estimated Interest Component of Rent Expense	819	1,036	1,239	1,498	1,217

Total Fixed Charges	$37,809	$30,455	$14,106	$3,215	$1,268

Ratio of Earnings to Fixed Charges	2.26	3.29	4.74	11.24	(a)

Total Fixed Charges	$37,809	$30,455	$14,106	$3,215	$1,268
Pre-tax Preferred Dividends	5,250	1,692	—	—	—

Total Fixed Charges Plus Preferred Dividends	$43,059	$32,147	$14,106	$3,215	$1,268

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.99	3.11	4.74	11.24	(a)

(a)	Earnings for the 12 months ended December 31, 2009 were inadequate to cover fixed charges and combined fixed charges and preferred dividends.